SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL First to Resume Commercial Flights With Boeing 737 MAX

Brazil’s largest domestic airline will start operating the MAX-8 on commercial routes from December 9

São Paulo, December 7, 2020 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, today announces that it will resume flying the Boeing 737 MAX on commercial routes in its domestic network, starting December 9. The first flights will be on routes to and from the Company’s hub in São Paulo. By the end of December, all seven Boeing 737 MAX aircraft in GOL’s current fleet should be cleared to return fully to operation and will be gradually reincorporated into the Company’s flight schedules in alignment with its operational needs.

“Our first priority is always the Safety of our Customers,” says Celso Ferrer, VP of Operations at GOL and a commercial pilot who regularly flies Boeing planes and is already trained to fly the 737 MAX. “Over the past 20 months, we have watched the most comprehensive safety review in the history of commercial aviation unfold, bringing together regulatory agencies and airlines from around the world to monitor and contribute to the upgrades in aircraft systems and pilot training. Consequently, following the new certification of the Boeing 737 MAX by the FAA (Federal Aviation Administration, United States) and ANAC (National Agency Civil Aviation Administration, Brazil), we are fully confident in the MAX’s return to service,” Added Celso.

Before reintegrating the MAX-8 into its fleet, GOL conducted training for 140 of its pilots in conjunction with Boeing, meeting all the technical and operational requirements outlined in the plan approved by FAA and ANAC. The trainings took place in the United States using a MAX simulator. The Company also completed a rigorous series of technical flights, which exceeded the requirements set out by aviation regulatory agencies.

These Safety actions reinforced the meticulous work of removing the MAX-8 aircraft from storage by the aviation engineers at GOL Aerotech, the Company’s business unit specialized in maintenance, repairs, aircraft servicing and components, based in Confins near the city of Belo Horizonte in southeast Brazil and where the aircraft were located for the past 20 months. The work performed by the Company professionals at every stage is a testament to GOL’s culture of excellence in Safety.

The Company’s experience and resources for maintaining Boeing aircraft also contributed to the ability to quickly and safely return the MAX to its network. GOL Aerotech is qualified to perform maintenance on Boeing 737 Next Generation, 737 Classic, 737 MAX and Boeing 767 family aircraft. With over 760 employees, including engineers and technicians, the business unit is able to service 80 aircraft per year on average and provide over 600,000 hours of maintenance. It is certified by national and international regulators such as ANAC, the FAA (Federal Aviation Administration, United States) and the EASA (European Union Aviation Safety Agency).

GOL operates a single fleet of 127 Boeing aircraft, and has orders for 95 737 MAX aircraft to replace its NGs, scheduled for delivery in 2022-2032, making it one of Boeing’s biggest customers. The 737 MAX is critical to GOL’s expansion plans due to the greater fuel efficiency and reductions in carbon emissions. Advanced technology used in the engines, wings and command surfaces of the 737 MAX increase productivity by 24%, reduce fuel consumption by approximately 15%, and enable the aircraft to have a range of around 1,000 kilometers more (up to 6,500 km) compared with the current 737 NG aircraft. From the start of its operations with the Boeing 737 MAX-8 in June 2018, the Company made 2,933 flights, totaling more than 12,700 hours in the air.

CEO Paulo Kakinoff stated: “We are pleased about the return of the Boeing 737 MAX to our network. The MAX is one of the most efficient aircraft in aviation history and the only one to undergo a complete recertification process, ensuring the highest levels of safety and reliability. We are grateful to the authorities who took part in the validation stages, especially ANAC, which played a leading role in the certification, alongside other international regulators, thanks to its renowned competence and technical skills. We reiterate our trust in Boeing, our exclusive partner since GOL's inception in 2001.”

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GOL First to Resume Commercial Flights With Boeing 737 MAX

Landon Loomis, Boeing's managing director in Brazil, added: “Boeing and GOL have been working side by side for almost twenty years, and it was no different during the period when the MAX went through the certification process that made its safe return possible. It is a pleasure to be partners with GOL in reaching this important milestone and we look forward to what is yet to come in our partnership.”

GOL’s Customers can find information about the aircraft and flights on the company's official website: https://www.voegol.com.br/

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

Media Relations

Becky Nye, Montieth & Company
bnye@montiethco.com

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 19-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2020

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer